FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-09225

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Committee

H.B. Fuller Company 401(k) & Retirement Plan

St. Paul, MN

We have audited the accompanying statements of net assets available for benefits of H.B. Fuller Company 401(k) & Retirement Plan as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2014 and 2013 and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the H.B. Fuller Company 401(k) & Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

By: /s/ Baker Tilly Virchow Krause, LLP
Minneapolis, Minnesota
June 24, 2015

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013
Assets:
Investments, at fair value
H.B. Fuller Company Stock Fund	$56,709,269	$83,953,227
Large Cap Equity Funds	61,729,072	54,199,131
Mid-Cap Equity Funds	26,330,368	18,167,743
Small Cap Equity Funds	18,797,433	20,950,691
International Equity Funds	18,616,959	18,270,388
Balanced Funds	53,216,794	45,340,318
Fixed Income Funds	12,880,850	13,707,070
Money Market Funds	30,554,081	32,068,072

Total Investments	278,834,826	286,656,640

Notes receivable from participants	3,767,532	4,105,515
Employer contributions receivable	206,868	202,987

Total assets	282,809,226	290,965,142

Net assets available for benefits	$282,809,226	$290,965,142

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2014

Additions:
Contributions:
Participant contributions	$9,703,338
Employer contributions	8,653,281
Rollover contributions	405,102

Total contributions	18,761,721

Investment income:
Interest	47,596
Dividends	7,165,660
Net depreciation in fair value of investments	(4,677,693)
Other income	151,907

Total investment income	2,687,470
Interest income on notes receivable from participants	134,891

Total additions	21,584,082

Deductions:
Participant distributions and withdrawals	(29,473,311)
Administrative expense	(266,687)

Total deductions	(29,739,998)

Net decrease in net assets available for benefits	(8,155,916)
Net assets available for benefits:
Beginning of year	290,965,142

End of year	$282,809,226

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company 401(k) & Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer, Plan Administrator and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

The trustee for the Plan is Empower Retirement, N.A. (the Trustee).

(c)	Eligibility and Contributions

All regular full-time and part-time employees may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. All qualified employees are immediately eligible for the Employer matching contribution. To be eligible for the match, an employee must make contributions equal to 1 percent of pre-tax or after-tax compensation up to a maximum of 75 percent subject to a statutory maximum of $17,500 for 2014. Participants who are age 50 or older, or who will become age 50 during the current Plan year, may contribute an additional pre-tax and/or after-tax amount to the Plan. The additional amount these participants may contribute during 2014 is $5,500. Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation to be allocated according to the employee’s elections. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Stock. A participant’s investment option for past and future contributions can be changed daily within restrictions. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at any time. Employer matching contributions to the Plan cease during the suspension period.

All employees are eligible to receive non-elective retirement contributions up to 3 percent of the employee’s eligible earnings. A participant becomes 100 percent vested in the non-elective retirement contributions after three years of vesting service to the Employer, or upon age 65, disability, death or termination of the Plan.

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution; (b) the Employer’s matching contribution, (c) an allocation of the Plan’s investment income, (d) discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document. Participant accounts are charged with an allocation of administrative expenses.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan document. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan document. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant may elect a distribution, which will be paid in a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of vesting service with the Employer, or upon age 65, disability, death or plan termination.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the prime rate published in Wall Street Journal on the last business day of the month immediately proceeding the month in which the loan is issued (3.25 percent at December 31, 2014). This is determined at the time of the loan. The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans at December 31, 2014 had interest rates ranging from 3.25 percent to 9.5 percent and mature at various dates through 2029. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participant’s account. Amounts forfeited are used to reduce future Employer contributions. Unused forfeitures at December 31, 2014 and 2013 were $192,409 and $166,321, respectively. Forfeitures of $158,509 were used to reduce Employer contributions for the year ended December 31, 2014.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(j)	Plan Amendments and Other Plan Changes

Effective January 1, 2013, the Plan was amended to state that the participating employers are: H.B. Fuller International, Inc., H.B. Fuller Automotive Company, H.B. Fuller Construction Products Inc., Adalis Corporation (for the period prior to June 3, 2013) and Engent, Inc.

Effective January 1, 2013, the Plan was amended to clarify “Eligible Earnings,” treatment of contributions or transfers to the Trust and years of service for former participants in the Engent, Inc. 401(k) Plan.

Effective December 18, 2014, the Plan was amended to provide more detail regarding the voluntary ownership in the H.B. Fuller Company Stock Fund which is an investment Fund of the Plan in which a Participant or Beneficiary is allowed to elect to invest in. The amendment provides protection to H.B. Fuller regarding the H.B. Fuller Company Stock Fund investment vehicle including the limitation of transfers of Company stock to adhere to H.B. Fuller’s insider trading policy.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

(b)	Investment Valuation and Income Recognition

The fair values of the Plan’s investments in H.B. Fuller Company Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2014.

(c)	Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions.

(e)	Concentration of Market Risk

At December 31, 2014 and 2013, approximately 20 percent and 29 percent, respectively, of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(f)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(g)	Notes Receivable from Participants

Participant loans are reported at current value. Current value is defined by ERISA as “the sum of the unpaid principal balance plus accrued but unpaid interest.”

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income or paid outside the Plan.

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

(k)	Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measure using the net asset value per share practical expedient under Accounting Standards Codification 820. ASU 2015-07 is effective for the Plan years beginning after December 15, 2015 (non-public- for years beginning after December 15, 2016) with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan’s financial statements.

(3)	Investments

Investments, at fair value, include the following at December 31, 2014 and 2013:

	2014		2013
H.B. Fuller Company Stock Fund, 1,270,505 and 1,608,779 shares, respectively	$56,709,269	*	$83,953,227	*
American Beacon Large Cap Value 329,836 and 302,205 shares, respectively	9,604,856		8,688,423
DFA U.S. Targeted Value Portfolio 415,651 and 394,903 shares, respectively	9,206,662		8,991,931

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

Dodge & Cox International Stock Fund 264,021 and 239,539 shares, respectively	11,117,930		10,309,790
Harbor Capital Appreciation 301,447 and 274,613 shares, respectively	17,640,660	*	15,567,840	*
PIMCO All Asset 263,504 and 257,250 shares, respectively	3,056,662		3,107,594
PIMCO Total Return Bond Fund 1,208,331 and 1,282,230 shares, respectively	12,880,850		13,707,070	*
Stephens Small Cap Growth 578,454 and 670,710 shares, respectively	9,590,771		11,958,759
Vanguard Institutional Index 182,772 and 176,884 shares, respectively	34,483,556	*	29,942,868	*
Vanguard Mid-Cap Index Fund 779,235 and 603,980 shares, respectively	26,330,368	*	18,167,743	*
Vanguard Prime Money Market 30,554,072 and 32,068,061 shares, respectively	30,554,081	*	32,068,072	*
Vanguard Target Retirement 2010 52,833 and 40,733 shares, respectively	1,390,568		1,042,766
Vanguard Target Retirement 2015 311,928 and 410,928 shares, respectively	4,769,376		6,069,400
Vanguard Target Retirement 2020 409,891 and 358,881 shares, respectively	11,665,509		9,729,277
Vanguard Target Retirement 2025 529,428 and 430,147 shares, respectively	8,751,455		6,774,818
Vanguard Target Retirement 2030 249,130 and 216,937 shares, respectively	7,234,741		5,996,144
Vanguard Target Retirement 2035 331,500 and 269,567 shares, respectively	5,913,964		4,577,255
Vanguard Target Retirement 2040 108,222 and 89,427 shares, respectively	3,220,691		2,532,571
Vanguard Target Retirement 2045 126,359 and 101,590 shares, respectively	2,356,599		1,804,244
Vanguard Target Retirement 2050 57,386 and 41,594 shares, respectively	1,699,775		1,172,539
Vanguard Target Retirement 2055 22,896 and 10,051 shares, respectively	732,205		305,043
Vanguard Target Retirement 2060 Fund 11,234 and 534 shares, respectively	316,810		14,272
Vanguard Target Retirement Fund 163,318 and 177,152 shares, respectively	2,108,439		2,214,396
William Blair Institutional International Growth 491,417 and 457,506 shares, respectively	7,499,029		7,960,598

	$278,834,826		$286,656,640

*	Represents 5% or more of the Plan’s net assets available for benefits at the end of the Plan year.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) depreciated in value by $4,677,693 as follows:

H.B. Fuller Company Stock Fund	$(10,375,732)
American Beacon Large Cap Value	76,481
DFA U.S. Targeted Value Portfolio	(227,190)
Dodge & Cox International Stock Fund	(274,974)
Harbor Capital Appreciation	485,980
PIMCO All Asset	(127,793)
PIMCO Total Return Bond Fund	(16,991)
Stephens Small Cap Growth	(790,337)
Vanguard Institutional Index	3,251,561
Vanguard Mid-Cap Index Fund	2,205,748
Vanguard Prime Money Market	88
Vanguard Target Retirement 2010	18,468
Vanguard Target Retirement 2015	189,170
Vanguard Target Retirement 2020	532,507
Vanguard Target Retirement 2025	357,066
Vanguard Target Retirement 2030	316,199
Vanguard Target Retirement 2035	260,425
Vanguard Target Retirement 2040	136,869
Vanguard Target Retirement 2045	100,887
Vanguard Target Retirement 2050	65,612
Vanguard Target Retirement 2055	22,765
Vanguard Target Retirement 2060	21,417
Vanguard Target Retirement Fund	45,304
William Blair Institutional International Growth	(951,223)

$(4,677,693)

(4)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated March 19, 2004 and April 23, 2014 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since submitting the determination request to the IRS. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan. The financial statements effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of H.B. Fuller Company Stock for the year ended December 31, 2014 amounted to $14,618,758 and $21,122,899, respectively. The fair value of H.B. Fuller Company Stock was $56,709,269 and $83,953,227 as of December 31, 2014 and 2013, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest. Notes receivable from participants were $3,767,532 and $4,105,515 as of December 31, 2014 and 2013, respectively.

Certain Plan investments are managed by Empower Retirement. Empower Retirement is the trustee and recordkeeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(6)	Fair Value Measurements

The Plan follows accounting principles generally accepted in the United States of America for measuring, reporting and disclosing fair value. These standards apply to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis.

As defined in the accounting standards, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Assets and liabilities measured, reported and/or disclosed at fair value will be classified and disclosed in one of the following three categories:

Level 1	–	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date.

Level 2	–	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3	–	Unobservable inputs for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual funds: Mutual funds are classified as level 1 as they are traded in an active market for which closing prices are readily available.

The Plan sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the plan sponsor has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflected of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

As of December 31, 2014:

Description	Total	Level 1	Level 2	Level 3
Investments:
Company Stock Fund	$56,709,269	$56,709,269	$—	$—
Large Cap Equity Funds	61,729,072	61,729,072	—	—
Mid-Cap Equity Funds	26,330,368	26,330,368	—	—
Small Cap Equity Funds	18,797,433	18,797,433	—	—
International Equity Funds	18,616,959	18,616,959	—	—
Balanced Funds	53,216,794	53,216,794	—	—
Fixed Income Funds	12,880,850	12,880,850	—	—
Money Market Funds	30,554,081	30,554,081	—	—

Total Investments	$278,834,826	$278,834,826	$—	$—

As of December 31, 2013:

Description	Total	Level 1	Level 2	Level 3
Investments:
Company Stock Fund	$83,953,227	$83,953,227	$—	$—
Large Cap Equity Funds	54,199,131	54,199,131	—	—
Mid-Cap Equity Funds	18,167,743	18,167,743	—	—
Small Cap Equity Funds	20,950,691	20,950,691	—	—
International Equity Funds	18,270,388	18,270,388	—	—
Balanced Funds	45,340,318	45,340,318	—	—
Fixed Income Funds	13,707,070	13,707,070	—	—
Money Market Funds	32,068,072	32,068,072	—	—

Total Investments	$286,656,640	$286,656,640	$—	$—

(7)	Subsequent Events

The Plan has evaluated subsequent events through the date that the financial statements were issued, for events requiring recording or disclosure in the Plan’s financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2014

EIN 41-0268370

Plan Number 003

(a)	(b) Identity of issuer, borrower, or similar party	(c) Description	Units/ Shares	(d) Cost	(e) Current value
*	H.B. Fuller Company Stock Fund	Common Stock	1,270,505	**	$56,709,269
	American Beacon Large Cap Value Fund	Mutual Fund	329,836	**	9,604,856
	DFA U.S. Targeted Value Portfolio Fund	Mutual Fund	415,651	**	9,206,662
	Dodge & Cox International Stock Fund	Mutual Fund	264,021	**	11,117,930
	Harbor Capital Appreciation Fund	Mutual Fund	301,447	**	17,640,660
	PIMCO All Asset Fund	Mutual Fund	263,504	**	3,056,662
	PIMCO Total Return Bond Fund	Mutual Fund	1,208,331	**	12,880,850
	Stephens Small Cap Growth Fund	Mutual Fund	578,454	**	9,590,771
	Vanguard Institutional Index Fund	Mutual Fund	182,772	**	34,483,556
	Vanguard Mid-Cap Index Fund	Mutual Fund	779,235	**	26,330,368
	Vanguard Prime Money Market Fund	Mutual Fund	30,554,072	**	30,554,081
	Vanguard Target Retirement 2010 Fund	Mutual Fund	52,833	**	1,390,568
	Vanguard Target Retirement 2015 Fund	Mutual Fund	311,928	**	4,769,376
	Vanguard Target Retirement 2020 Fund	Mutual Fund	409,891	**	11,665,509
	Vanguard Target Retirement 2025 Fund	Mutual Fund	529,428	**	8,751,455
	Vanguard Target Retirement 2030 Fund	Mutual Fund	249,130	**	7,234,741
	Vanguard Target Retirement 2035 Fund	Mutual Fund	331,500	**	5,913,964
	Vanguard Target Retirement 2040 Fund	Mutual Fund	108,222	**	3,220,691
	Vanguard Target Retirement 2045 Fund	Mutual Fund	126,359	**	2,356,599
	Vanguard Target Retirement 2050 Fund	Mutual Fund	57,386	**	1,699,775
	Vanguard Target Retirement 2055 Fund	Mutual Fund	22,896	**	732,205
	Vanguard Target Retirement 2060 Fund	Mutual Fund	11,234	**	316,810
	Vanguard Target Retirement Fund	Mutual Fund	163,318	**	2,108,439
	William Blair Instit. Int’l Growth Fund	Mutual Fund	491,417	**	7,499,029
*	Participant loans	Participant loans receivable, interest at 3.25% to 9.5%, due at various dates through 2029		$—	3,767,532

		Total investments			$282,602,358

*	Represents party-in-interest.
**	Cost omitted for participant directed investments

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Date: June 24, 2015	By:	/s/ Dawn R. Bergien-Skarbalus
(North America Benefits Manager, on behalf of James J. Owens, Plan administrator)